Exhibit 16.1

March 9, 2026

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements of Presidio Production Company (the “Company”) included under Item 4.01 of its Form 8-K dated March 9, 2026. We agree with the statements concerning our Firm under Item 4.01, in which we were informed of our dismissal on March 4, 2026, which will become effective upon the issuance of the December 31, 2025 consolidated financial statements audit of EQV Acquisition Corp. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, New York